BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586

03 DEC -5 AM 7:21

**Unternehmens-
kommunikation
Investor Relations**

03037978

From/Von:	**Claudia Liedtke/SIR**
Date/Datum:	**01.12.2003**
To/An:	**Securities and Exchange Commission** Division of Corporate Finance Office of International Corporate Finance 450 Fifth Street, N.W. Washington DC, 20549
Fax:	**001-202 942 9624**

SUPPL

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 2 the BERU AG press release:

BERU establishes ADR program in the US

of 1 December 2003.

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Your´s sincerly

i.A.

Claudia Liedtke
Unternehmenskommunikation/Investor Relations

dlw 12/8

<u>Press Release</u>

BERU

Contents: BERU ADR Program

Target group: Investors, Business press

BERU establishes ADR program in the US

Ludwigsburg, December 1, 2003 —**BERU has been granted the approval by the Security and Exchange Commission (SEC) in the United States to establish an American Depositary Receipt (ADR) program.**

This opens up the US capital markets for the company. The launch of the ADR program will facilitate access to the BERU share for US investors, whilst generating additional liquidity. The Ludwigsburg based automotive supplier also expects the move to have a positive effect on its standing in North America and its corporate image.

The company has opted for a level-1 OTC ADR program. The depositary receipts will be traded over the counter as of 1 December. ADRs are issued at a ratio of 2:1, meaning that two depositary receipts one BERU share. Deutsche Bank will act as the depositary bank.

Marco von Maltzan, CEO of BERU Group, sees the establishment of the ADR program as an important step:" The ADR program offers us greater access to US investors. As a manufacturer of glow plugs and instant start systems for diesel engines as well as tire pressure monitoring systems, we see the North American market as increasingly important in operational terms. We anticipate that the ADR program will lead to higher trading volumes and further raise the name recognition of the BERU brand in the US."

For further information, please contact:

BERU Group
Corporate Communications/
Investor Relations
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: +49-(0)7141-132-246
Fax: +49-(0)7141-132-586
e-mail: stephan.haas@beru.de